

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

February 17, 2011

via U.S. mail and facsimile

Richard A. Roman, Chief Executive Officer
Northwest Pipe Company
5721 SE Columbia Way, Suite 200
Vancouver, WA 98661

      RE: Northwest Pipe Company
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed November 4, 2010
                File No. 000-27140

Dear Mr. Roman:

We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Terence O'Brien
                Accounting Branch Chief